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Exhibit 10.35

ACCURAY CYBERKNIFE® INTERNATIONAL DIAMOND ELITE SERVICE AGREEMENT

1.
Scope of Service.    This Diamond Elite Service Agreement ("Agreement") is made by and between ACCURAY INCORPORATED ("Accuray"), a California corporation, located at 1310 Chesapeake Terrace, Sunnyvale, CA 94089, and                                      ("Customer"), located at                                    , for Accuray to provide planned maintenance service when scheduled by Accuray and corrective maintenance service when requested by Customer to maintain the CyberKnife System installed at Customer's site at                                    ("System") so that it performs substantially in accordance with the Specifications (User Manuals and Reference Guides) defined for the System revision as installed and/or upgraded.

1.1.
Effective Date.    This Agreement shall be effective as of demonstration of acceptance testing by Accuray as described in the CyberKnife Quotation and Purchase Agreement dated                                    , 2006 and signed by the parties, or the expiration of any prior service or warranty agreement, if applicable.

1.2.
Definitions:

1.2.1.
Bug Fix means an error correction or minor change in the existing software and/or hardware configuration that is required in order to enable the existing software and/or hardware configuration to perform to the existing functional specification(s).

1.2.2.
Update means a release of the software or a change to the existing hardware containing substantially only error corrections, minor new features, functionality and/or performance improvements, but that would not be required for the existing software and/or hardware configuration to perform to the existing functional specification(s) of that particular product. Such Update would not necessarily replace or extend the life of the existing software and/or hardware configuration of the product. For example, an Update of software would be indicated where the version number is changed by incrementing the numeric digits to the right of the decimal point, e.g., versions 1.1, 1.2, 1.3, and 1.4 would each be Updates of the software.

1.2.3.
Upgrade/Enhancement means a release of the software or a change to the existing hardware containing major new features, functionality and/or performance improvements that would enable the existing software and/or hardware configuration to perform to the level of the next version of the software and/or hardware configuration and designed to replace the older software and/or hardware version of the same product and/or extend the useful life of that product. For example, an Upgrade/Enhancement of software would be indicated where the version number is changed by incrementing the numeric digits to the left of the decimal point, e.g., versions 1.0, 2.0, 3.0, and 4.0 would each be Upgrades/Enhancements of the software.

1.2.4.
New Version/New Product means a release of the software or a change to the hardware that may or may not work with the existing software and/or hardware configuration, but that in its totality requires, in Accuray's sole opinion, enough change to the software and/or hardware configuration to be considered a New Version or New Product.

1.2.5.
Exclusions Upgrades/Enhancements that have a list price of greater than $200,000 per Upgrade/Enhancement are specifically excluded from this Agreement. However, Accuray may at its discretion, offer Upgrades/Enhancements that have a higher list price, as more than a single Upgrade/Enhancement to Customers under this Agreement. If Accuray offers Upgrades/Enhancements that have a higher list price as more than a single Upgrade/Enhancement then Accuray will make such offer to all of its customers. Examples of such components that would likely fall into this category are: the robot, and the patient couch. New Versions and New Products are also specifically excluded.

    1.2.6.
    Consumables means items that are not necessarily part of the CyberKnife system, but are consumed as part of the operation of the CyberKnife system, for example fiducials.

2.
Service Period.

2.1.
The Agreement Term shall be for an initial period of four (4) years (years 1, 2, 3, & 4) from the Effective Date of this Agreement, including the warranty year, with an optional fifth year. There is no payment required under this Agreement in the first year ("Year 1" or the "Warranty Year"). Customer may elect to receive an additional optional fifth year (the "Optional Year 5") on terms that are defined below (Section 3.4). Billing will commence on the day following the anniversary of the Effective Date of this Agreement.

2.2.
The Agreement Price shall be one of the following, at Customer's option (indicate preferred option by checking a box, if no selection is made Customer will be billed on an annual basis). The Agreement Price shall cover the Base CyberKnife System, up to two (2) CyRIS Multiplan Systems (including the CyRIS MultiPlan System in the Base CyberKnife System), and up to three (3) CyRIS InView Workstations. If Customer has more than two (2) CyRIS MultiPlan Systems or three (3) CyRIS InView Workstations installed, then an additional charge of $18,750.00 per year per MultiPlan and $6,750.00 per year per InView, as applicable, will be added by Accuray to the Agreement Price set forth below.

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ANNUAL: $460,000 per year, paid yearly in advance, for years 2, 3, 4 and Optional Year 5.

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QUARTERLY: $120,000 per quarter, paid at the beginning of each quarter, for years 2, 3, 4 and Optional Year 5.

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MONTHLY: $41,000 per month, paid at the beginning of each month, for years 2, 3, 4 and Optional Year 5.

3.
Product Upgrades/Enhancements

3.1.
This Agreement is available only for equipment that was purchased directly from Accuray, installed by Accuray engineers and has not been moved from its original installation location or disconnected from its original power supply without written permission or direction from Accuray. This Agreement must immediately commence at the expiration of the factory warranty period or prior service agreement. In the event of lapse of service, Customer shall have the right to reinstate such service by payment of the current service fee for the then-current service period in addition to the reasonable costs for Accuray to inspect, repair, and return the System to the state at which the System would have been had a service agreement been in force continuously since the expiration of the System factory warranty.

3.2.
Under this Agreement, Customer may receive Upgrades/Enhancements, when and if available in years 2, 3, and 4, up to two (2) Upgrades/Enhancements per year. Customer acknowledges and agrees that this in no way obligates Accuray to provide a minimum number of Upgrades/Enhancements and that there may be some years in which no Upgrades/Enhancements will be offered; however, in contrast, there may be years in which

    Accuray will offer multiple Upgrades/Enhancements and Customer may select up to two (2) of such Upgrades/Enhancements. Customer may receive an available Upgrade/Enhancement during Year 1 (the Warranty Year), or receive an additional Upgrade/Enhancement during years 2 or 3, and such Upgrade/Enhancement will replace Customer's opportunity for Upgrades/Enhancements in future years. For example, if Customer orders an Upgrade/Enhancement during Year 1 (the Warranty Year), Customer will have the opportunity for up to five (5) Upgrades/Enhancements when and if they become available during years 2, 3 and 4. Upgrades/Enhancements may be software, hardware or a combination thereof.

  3.3.
  Customer will be notified of all available Upgrades/Enhancements, and may select which Upgrades/Enhancements they wish to obtain. In order to receive the desired Upgrades/Enhancements under this Agreement, Customer must submit a signed order for the Upgrade/Enhancement. If such Upgrade/Enhancement is ordered pursuant to this Agreement, it will be delivered free of charge. In the event that more than two (2) Upgrades/Enhancements are made available in a given year, Customer may choose which two (2) they wish to have installed on the System. Some Upgrades/Enhancements may have development costs and/or a list price such that for Accuray to offer that particular Upgrade/Enhancement under this Diamond Program would require such Upgrade/Enhancement to be offered to Customer as more than a single Upgrade/Enhancement. Accuray will notify Customer in writing upon commercial launch if a particular Upgrade/Enhancement would be offered as more than a single Upgrade/Enhancement. The installation of the Upgrades/Enhancements will be scheduled once the Upgrade/Enhancement is available to the market and Accuray receives the signed order from Customer during either the warranty or service period.

  3.4.
  If Customer elects to have this coverage extend for Optional Year 5, Customer may receive up to two (2) additional Upgrades/Enhancements when and if available during Optional Year 5. Customer is under no obligation to exercise the option for Optional Year 5. Customer may exercise the option for Optional Year 5 by letter sent to Accuray, in accordance with the Notice provision set forth below, at any time up to ten (10) days before the Optional Year 5 commences. If Customer does not exercise the option, there will be no charge to Customer, and Accuray will not provide Diamond coverage for Optional Year 5. If Customer exercises the option, Accuray is obligated to provide Diamond coverage on the same terms as the previous Agreement years.

  3.5.
  Installation of Upgrades/Enhancements will be scheduled up to six (6) months ahead of time. Accuray will communicate the launch and features with Customer. Customer will be responsible for requesting the offered Upgrade/Enhancement. Upon receipt of a signed order, Accuray Service will be responsible for scheduling installations. Accuray will not commit to the timing of any specific Upgrades/Enhancements.

4.
Software Maintenance (Bug Fixes and Updates)

4.1.
For the duration of the Agreement Term, Accuray will provide software Updates and Bug Fixes for software that is included as a part of the CyberKnife System. These Updates and Bug Fixes may be transmitted electronically to Customer for subsequent installation by Customer technicians. Corrections of significant complexity, however, may be installed by Accuray service engineers. Software maintenance will be included only for those product features that were originally purchased with the System or subsequently purchased separately by Customer from Accuray or taken under this Agreement as a System Upgrade/Enhancement.

  4.2.
  During the service periods, Accuray shall provide Customer with any and all applicable product notices regarding maintenance, support, Upgrades/Enhancements, Updates and Bug Fixes generally circulated by Accuray to Accuray Customers with CyberKnife installations.

  4.3.
  All such Updates and Bug Fixes, when made by Accuray or according to Accuray instructions or the product notice, shall be considered to be done by and under the direction of Accuray.

5.
System Quality Assurance Testing

5.1.
The maintenance and support services provided by Accuray under this Agreement do not include any System Quality Assurance Testing ("QA"). System commissioning and QA are the sole responsibility of Customer, and Customer is advised to perform QA on a regular and ongoing basis. In addition, Customer is required to maintain up-to-date QA logs. If Customer fails to perform the appropriate QA of the System, and to record such QA in the appropriate logs, Accuray, upon giving Notice to Customer in accordance with Section 16 of this Agreement, reserves the right to terminate this Agreement.

5.2.
Prior to performing any scheduled service or preventive maintenance on the System, Accuray will review Customer's QA logs, and if such logs are not up-to-date, Accuray may refuse to service the System. In the event that the requested service is necessary to bring the System to a point where QA can be performed, Accuray will proceed with the service only after Customer signs a written acknowledgement that QA is Customer's sole responsibility and that appropriate QA will be performed prior to conducting any patient treatments.

6.
Service Coverage Period

6.1.
The Service Coverage Period will be the hours of 8:00 AM to 9:00 PM local (to Customer's installation location) time Monday through Saturday (excluding local legal holidays). Customer has the option to request service during non-normal hours, in which case Customer shall pay the overtime premium portion of the non-normal hours worked. (Non-normal hourly rate minus normal hourly rate.) Accuray shall provide Customer with contact points to request service on a 24-hours-a-day, 7-days-a-week ("24/7") basis. Accuray, directly or remotely as the situation requires, either with its own personnel or through contractors, shall initially respond within one (1) hour of receipt of a call for service. The initial response shall include telephone support, including (as applicable) consultations, diagnostic assistance and advice on the use and maintenance of the System. In the event that the service issue cannot be resolved by telephone or other remote response, then Accuray will respond on-site. On-site response times will vary depending upon the level of service required.

6.2.
Customer will promptly notify Accuray, by calling Accuray's Customer Support Line at 1-408-716-4700, of any problem or defect with the System and, at no charge, provide Accuray service engineers access to the System and use of adequate facilities and equipment at mutually agreeable times as necessary for Accuray to perform the service. Customer shall have as many service calls as are reasonably needed to maintain the System so that it performs substantially in accordance with the Specifications during the period of this Agreement.

6.3.
Use of the facility CT scanner may be required for testing purposes and shall be scheduled to allow as expeditious completion of service as is reasonably possible. Facility staff will operate the CT scanner. If service is unreasonably delayed and Accuray service engineers are required to remain on site, Accuray may choose to charge the current hourly service rates for the duration of the delay period.

  6.4.
  Accuray will perform System planned maintenance as prescribed in the current System maintenance manuals. Planned service will be scheduled at least two (2) weeks in advance and will be performed at a mutually agreed-upon time. Upon completion of a service or preventive maintenance call, Accuray shall leave Customer a copy of a service report describing the service or maintenance performed.

  6.5.
  To the extent that they become available during the term of this Agreement, Customer will be entitled to the benefits of remote diagnostic capabilities used by Accuray support engineers. This may require Customer to modify their telecommunications infrastructure to take advantage of this capability. Such modification would be at Customer expense.

7.
Uptime

7.1.
Uptime/Downtime. Uptime shall mean any time that the System is not down ("Uptime"). A down System means that a patient cannot be treated due to an actual malfunction of the System and that the System is immediately available for an Accuray service engineer to work on it ("Downtime").

7.2.
Guarantee. Accuray will guarantee that the System shall have an Uptime percentage of at least 95% of normal treatment hours on an annual basis during the Term of this Agreement. Normal treatment hours shall be from 8:00 AM to 5:00 PM local time Monday through Friday (excluding legal holidays). The first 12-month period will start as of the Effective Date of this Agreement.

7.3.
Calculation. Downtime will be calculated from the time a down System call is received by Accuray to the time of repair, counting normal treatment hours. The System will be calculated as up when the System repair has been completed and the System is available for treatment during normal treatment hours, whether or not patients are scheduled for treatment. Scheduled preventive maintenance, System upgrades, and time that the System is unavailable as a result of something beyond Accuray's control, including without limitation (i) Customer's use of the System for purposes other than its intended and authorized purposes, (ii) the negligence of Customer, (iii) the failure of Customer to operate the System in accordance with the User Manuals, (iv) use by untrained operators, (v) e-Stops, power outages or the like or (vi) the negligence of any party other than Accuray, will be calculated as Uptime.

7.4.
Reports. Customer is responsible for recording and reporting Downtime to Accuray. Reports for the previous month's Downtime shall be provided to Accuray on or before the 15th day of each month.

7.5.
Failure to Meet Guarantee. For each year of the term of this Agreement, if Accuray achieves a 12-month uptime average of less than 95%, the Agreement period will be extended one (1) week for every percentage point or fraction thereof below 95%.

8.
Replacement Parts

8.1.
Accuray shall make a commercially reasonable effort to supply at the time of need or stock with Accuray's regional service engineers all tools, equipment, replacement parts and Consumables as would reasonably be required by Accuray to perform the required repairs and return the System to good working order. Accuray shall make a commercially reasonable effort to maintain at its factory or service center(s) a stock of spare parts, including, in particular, long-procurement-lead-time parts.

8.2.
Replacement parts used under this Agreement may be either new manufacture or factory refurbished at Accuray's choice. All replacement parts and assemblies provided will be manufactured in accordance with Accuray's quality system, and any applicable laws and regulations. Parts replaced under this Agreement become the property of Accuray and will be disposed of by Accuray Field Service engineers. Notwithstanding the foregoing, all parts that are considered by local regulation to be "hazardous" or "contaminated" waste, or material that requires "special handling" will be disposed of or retained by Customer at Customer's facility.

9.
Exceptions

9.1.
All obligations of Accuray under this Agreement shall be suspended and/or cease in the event of:

9.1.1.
Damage from fire, accident, abuse, floods, lightning, natural disasters or other calamities commonly defined as "Acts of God".

9.1.2.
The intentional abuse of the System or negligence by Customer.

9.1.3.
System hardware or software alterations not authorized by Accuray including any move of the System from its installation site (other than by or at the express written direction of Accuray).

9.1.4.
Use of the System for other than its intended and authorized purposes, or in a manner not consistent with Accuray's User Manuals, including maintenance of the necessary operating environment and line current conditions, and the failure of Customer to cure such matter within thirty (30) days of actual written notice thereof from Accuray.

9.1.5.
Failure to make payments in accordance with the payment schedule set forth above in Section 2.2.

9.2.
If corrective action or adjustment of the System is performed by Customer's staff at the direction of Accuray, such action or adjustment shall not reduce Accuray's responsibility under this Agreement or liability for the performance of the System.

10.
No Cancellation.    Neither party shall have the right to cancel this Agreement, except as set forth below in Section 11 "Breach."

11.
Breach.    Either party reserves the right to cancel this Agreement by written notice upon the breach of the other. An event of breach may include, but is not limited to, failure to make payment due under this Agreement, failure to provide access as required to execute the services contemplated by this Agreement, failure to perform and log QA, or the filing of notice under bankruptcy or equivalent laws. If the breaching party is unable or unwilling to cure or make a good faith effort to cure such breach within thirty (30) days of actual written notice the other party shall be relieved of all obligations under this Agreement and may terminate. Termination shall not be the terminating party's exclusive remedy, and the terminating party shall retain all other available legal and equitable remedies.

12.
Limitation of Liability and Warranty

12.1.
If it is determined in accordance with applicable law that any fault or neglect of either party, its employees or agents, substantially contributes to damage or injury to third parties, such party shall be responsible in such proportion as reflects its relative fault therefore, and shall hold the other party harmless from any liability or damages arising out of such fault or neglect. Accuray's liability arising under this Agreement shall be limited to an amount not to exceed the payment(s) received by Accuray for the then current Agreement year. In addition, Accuray shall not be liable to Customer in the event that Customer's or any third party's acts or omissions contributed in any way to any loss it sustained or the loss or damage is due to an act of God or other causes beyond its reasonable control. IN NO

    EVENT WILL ACCURAY BE LIABLE TO CUSTOMER FOR ANY LOST PROFITS, LOST SAVINGS, LOST REVENUES, SPECIAL, INDIRECT, INCIDENTAL DAMAGES OR OTHER CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THE AGREEMENT, DOWNTIME OR THE USE OR PERFORMANCE OF THE ACCURAY SYSTEM, ACCURAY PRODUCTS, ACCURAY UPDATES OR ACCURAY UPGRADES.

  12.2.
  This is a service agreement. THERE ARE NO INCLUDED OR IMPLIED ACCURAY WARRANTIES OF PRODUCT FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILITY.

13.
Patient Information.    In performing the services hereunder, Accuray may receive from Customer, or create or receive on behalf of Customer, patient healthcare, billing, or other confidential patient information ("Patient Information"). Patient Information, as the term is used herein, includes all "Protected Health Information," as that term is defined in 45 CFR 164.501. Accuray shall use Patient Information only as necessary to provide the services to Customer as set forth in this Agreement. Accuray shall comply with all laws, rules and regulations relating to the confidentiality of Patient Information, including the applicable provisions of the privacy regulations promulgated pursuant to Health Insurance Portability and Accountability Act of 1996 ("HIPAA").

14.
Assignment.    Neither party may assign this Agreement without the other party's prior written consent, except that Accuray may assign this Agreement, without Customer's consent, to an affiliate or to a successor or acquirer, as the case may be, in connection with a merger or acquisition, or the sale of all or substantially all of Accuray's assets or the sale of that portion of Accuray's business to which this Agreement relates. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties' permitted successors and assigns.

15.
Disputes and Governing Laws

15.1.
In the event that a dispute arises between Accuray and Customer with respect to any subject matter governed by this Agreement, such dispute shall be settled as follows. If either party shall have any dispute with respect to this Agreement, that party shall provide written notification to the other party in the form of a claim identifying the issue or amount disputed including a detailed reason for the claim. The party against whom the claim is made shall respond in writing to the claim within 30 days from the date of receipt of the claim document. The party filing the claim shall have an additional 30 days after the receipt of the response to either accept the resolution offered by the other party or escalate the matter. If the dispute is not resolved, either party may notify the other in writing of their desire to elevate the claim to the President of Accuray and the Chief Executive Officer of Customer. Each shall negotiate in good faith and use his or her best efforts to resolve such dispute or claim. The location, format, frequency, duration and conclusion of these elevated discussions shall be left to the discretion of the representatives involved. If the negotiations do not lead to resolution of the underlying dispute or claim to the satisfaction of either party involved, then either party may pursue resolution by the courts as follows.

15.2.
All disputes arising out of or relating to this Agreement not otherwise resolved between Accuray and Customer shall be resolved in a court of competent jurisdiction, in Santa Clara County, State of California, and in no other place, provided that, in Accuray's sole discretion, such action may be heard in some other place designated by Accuray (if necessary to acquire jurisdiction over third persons), so that the dispute can be resolved in one action. Customer hereby consents to the jurisdiction of such court or courts and agrees to appear in any such action upon written notice thereof. No action, regardless of form, arising out of, or in any way connected with this Agreement may be brought by Customer more than one (1) year after the cause of action has occurred.

16.
Notices.    All notices required or permitted under this Agreement will be in writing and delivered in person, by overnight delivery service, or by registered or certified mail, postage prepaid with return receipt requested, and in each instance will be deemed given upon receipt. All communications will be sent to the addresses set forth below or to such other address as may be specified by either party in writing to the other party in accordance with this Section.

To Accuray:	To Customer:
Accuray Incorporated
Attention: Chief Financial Officer
1310 Chesapeake Terrace
Sunnyvale, CA 94089

with cc to: General Counsel	with cc to:
17.
Waiver.    The waiver of any breach or default of any provision of this Agreement will not constitute a waiver of any other right hereunder or of any subsequent breach or default.

18.
Severability.    If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the remaining provisions of the Agreement will remain in full force and effect, and the provision affected will be construed so as to be enforceable to the maximum extent permissible by law.

19.
Force Majeure.    Neither party will be responsible for any failure or delay in its performance under this Agreement (except for the payment of money) due to causes beyond its reasonable control, including, but not limited to, labor disputes, strike, lockout, riot, war, fire, act of God, accident, failure or breakdown of components necessary to order completion; subcontractor, supplier or customer caused delays; inability to obtain or substantial rises in the prices of labor, materials or manufacturing facilities; curtailment of or failure to obtain sufficient electrical or other energy, raw materials or supplies; or compliance with any law, regulation or order, whether valid or invalid.

20.
Amendments.    Any amendment or modification of this Agreement must be made in writing and signed by duly authorized representatives of each party. For Accuray, a duly authorized representative must be any of the following: CEO, CFO, or General Counsel.

21.
Entire Agreement.    This Agreement contains the entire Agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior understandings, representations and warranties, written and oral. If any part of the terms and conditions stated herein are held void or unenforceable, such part will be treated as severable, leaving valid the remainder of the terms and conditions.

22.
Counterparts.    This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date by their duly authorized representatives. The parties acknowledge and agree that this Agreement does not become effective until it has been signed by all parties indicated below.

ACCURAY INCORPORATED	CUSTOMER

By:	By:
Print Name: Doug Keare	Print Name:
Title: Vice President of Customer Service and Technical Support	Title:

Date:	Date:
PLEASE MAKE CERTAIN THAT YOU HAVE SELECTED A PAYMENT OPTION IN ACCORDANCE WITH SECTION 2.2, ABOVE.

        The undersigned acknowledges that the terms and conditions of this Agreement meet the policies and procedures of Accuray.

Signed:	Dated:
General Counsel, Accuray Incorporated

SIGNATURE PAGE TO INTERNATIONAL DIAMOND AGREEMENT

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ACCURAY CYBERKNIFE® INTERNATIONAL DIAMOND ELITE SERVICE AGREEMENT